Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated August 10, 2023, in Amendment No. 7 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-262405) relating to the audit of the consolidated balance sheets of Yi Po International Holdings Limited, its subsidiaries, and its variable interest entities (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes included herein (collectively referred to as the “financial statements”).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
August 10, 2023	Certified Public Accountants
PCAOB ID No. 1171